August 1, 2013

Via EDGAR

Mr. James Allegretto

Sr. Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Just Energy Group Inc.

Form 40-F for the year ended March 31, 2013

Filed May 31, 2013

File No. 001-35400

Dear Mr. Allegretto:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated July 3, 2013, with respect to the Form 40-F for the year ended March 31, 2013 of Just Energy Group Inc. (the “Company” or “Just Energy”). Please find below the Company’s responses to the comments provided by the Staff.

Form 40-F for the year ended March 31, 2013

General

1.	Please provide us with your analysis as to why you believe you qualify as a foreign private issuer eligible to use Form 40-F. Please base your analysis on of the definition of “foreign private issuer” in Rule 405 of Regulation C. Please see General Instructions A(2) of Form 40-F.

Rule 405 of Regulation C defines “foreign private issuer” as any foreign issuer other than a foreign government except for an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

(1)   More than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held of record by residents of the United States; and

(2)   Any of the following:

(i)	The majority of the executive officers or directors are United States citizens or residents;
(ii)	More than 50 percent of the assets of the issuer are located in the United States; or
(iii)	The business of the issuer is administered principally in the United States.

The Company was formed pursuant to an arrangement under the Canada Business Corporations Act and is, accordingly, a foreign issuer for purposes of the definition of “foreign private issuer”.

Pursuant to Rule 405 of Regulation C, the Company was most recently required to test its foreign private issuer status as of September 28, 2012, the last business day of the Company’s most recently completed second fiscal quarter. Based on the Company’s analysis below, the Company believes that as of September 28, 2012, not more than 50 percent of the Company’s outstanding voting securities were directly or indirectly held of record by residents of the United States.

The Company has a single class of voting securities: common shares. As of September 28, 2012, 139,378,283 common shares were issued and outstanding.

The Company’s common shares have historically been listed on the Toronto Stock Exchange. On January 30, 2012, the Company’s common shares were listed on the New York Stock Exchange (the “NYSE”). Pursuant to the information filed with the NYSE in connection with the Company’s NYSE listing application, as of December 21, 2011 U.S. residents held approximately 11.87% of the Company’s outstanding common shares (14,639,386 common shares).

From the date of the NYSE listing to September 28, 2012, the total volume of common shares traded on the NSYE was 15,333,171 (or 11.00% of the total number of common shares outstanding as of September 28, 2012). If we were to assume that all of the common shares traded during that period on the NYSE were purchased by U.S. holders such that all of such shares were directly or indirectly held of record by residents of the United States as of September 28, 2012, the total percentage of common shares directly or indirectly held by residents of the United States as of September 28, 2012 would have been 21.50% (14,639,386 common shares held by U.S. residents as of December 21, 2011 plus 15,333,171 common shares traded on the NYSE between the date of listing and September 28, 2012).

As of March 27, 2013, the Company obtained a report from its transfer agent indicating that approximately 22.23% of the Company’s common shares were reported as directly or indirectly held of record by residents of the United States.

Based on the foregoing, it is the Company’s analysis that as of September 28, 2012, less than 50% of the Company’s outstanding voting securities were directly or indirectly held of record by residents of the United States.

Exhibit 1.2

Management’s Discussion and Analysis, page 1

Financial Highlights, page 4

2.	We note that the amount shown for dividends/distributions does not agree to your Statements of Cash Flows. Please advise or revise.

The amount included in the statement of cash flows represents the cash dividends paid. The amount shown in the statement of equity includes both cash and non-cash dividends. The non-cash dividends include shares issued through our dividend re-investment plan and additional Deferred Share Grants to certain of our Board of Directors granted in lieu of cash dividends. Below is a reconciliation:

Dividends from the statements of changes in shareholders’ deficit:	(178,400)
Adjust for non-cash dividends:
Dividend reinvestment plan:	21,574
Non-cash deferred share grant distributions and other non-cash items	175

Cash dividends:	(156,651)

Cash dividends included in the statement of cash flows	(156,651)

EBITDA, Page 9

3.	Please explain in detail how you determined the portion of selling and marketing expenses associated with maintaining gross margin versus selling and marketing expense to add gross margin. Please reconcile these amounts with the amounts shown on page 9 and 10 for fiscal 2013 and 2012. Please tell us how you view selling and marketing expense incurred to obtain new customers and specifically whether such expenditures are only for the addition of customers net of attrition and “fail to renew” customers as stated on page 21. You may also want to define for us “embedded gross margin.” Finally, help us understand in detail how you determined “maintenance” capital expenditures and why it is such a small percentage of total capital expenditures. Please be detailed in your response as we may have further comments.

Selling and marketing expenses

The following table summarizes the breakdown of selling and marketing expenses:

	Fiscal 2013	Fiscal 2012
Selling and marketing expenses to add gross margin	$92,066	$80,007
Selling and marketing expenses to maintain gross margin	98,524	83,318
Amortization included in selling and marketing expenses (related to contract initiation costs)	17,439	13,977

Total selling and marketing expenses as reported in the consolidated financial statements	$208,029	$177,302

Included in the selling and marketing expenses are various groupings of expenses and can be summarized under the following categories – energy marketing renewal related expenses, energy marketing residual commissions, National Home Services (“NHS”), our home services business, expenses, our multi-level marketing expenses (Momentis) and all other selling and marketing expenses. Selling and marketing expenditures, where possible, are directly allocated to maintaining or growing the embedded margin of the customer contracts disclosed on page 11 of the Management Discussion and Analysis. Those costs that cannot be clearly allocated to either activity are allocated using a methodology based on net margins added over total margins added during the period.

Energy marketing renewal-related expenses and residual commissions, which are primarily commissions paid to brokers based on new commercial contracts signed or to independent contractors on existing contracts renewed for another term, are directly allocated to maintaining gross margin as the expenses relate the existing customer base and since all are incurred in order to achieve the current level of embedded gross margin. The NHS expenses are in effect all allocated to growth (less than 1% churn) therefore selling costs are incurred to grow embedded gross margin levels. The multi-level marketing (Momentis) related expenses were previously allocated directly to growth since this was a new sales channel and resulted in net new contracts and therefore, net new embedded gross margin. Now that this sales channel is fully functioning, its costs are allocated on the same ratio as the other remaining selling and marketing costs discussed below.

The remaining sales and marketing expenses, which represent overhead expenses such as sales offices’ expenses and salary and salary related expenses for sales support, marketing and call centre staff, which do not fall under the afore mentioned categories are allocated based on a ratio of net margins added over the total margins added during the period. Net margin is calculated as the total margins on new customers added during a period less the margins lost due to attrition. Attrition refers to customers who terminate the services before the end of their contract term.

When new customers are signed, Just Energy hedges the aggregated customers’ demand with primarily financial derivative contracts which creates embedded margins for these new customer contracts (but do not meet the definition of an accounting hedge). While Just Energy adds new contracts during the year which increases current margin levels, Just Energy also loses customer contracts due to attrition which decreases embedded gross margin. Management believes that a portion of the total margins on new customers contracts added during the year is to replace the margins lost due to attrition while the other portion grows the current embedded gross margin levels. Lost margins as a result of customers not renewing onto a new term are excluded from this calculation because all costs associated with renewal activities have already been directly allocated to maintenance. The embedded gross margin calculation reflects the assumed portion of the customers who fail to renew.

The selling and marketing expenses relate to all aspects of the business whereas the data included on page 21 includes the long-term customer base for the gas and electricity segments only (energy marketing). The expenses related to adding gross margin for the energy marketing division includes the expenses related to additional gross margin generated by additional customers added, net of attrition.

To simplify the non-GAAP measures discussed going forward for the readers of the Management’s Discussion and Analysis, management has decided its disclosure will focus on Base EBITDA.

Embedded gross margin

As defined on page 3 of the MD&A, Embedded gross margin is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin and renewal rates.

To expand on the definition provided in the Management Discussion and Analysis, embedded gross margin represents that future gross margin that will be earned from Just Energy’s existing customer base. It consists of the future gross margin associated with the Gas and Electricity (energy marketing), Home Services and Other divisions.

Maintenance capital expenditures

Maintenance capital expenditures include the capital asset additions associated with maintaining the existing level of operations as well as a portion of the contract initiation costs associated with adding embedded gross margin. Maintenance capital expenditures represent only a small portion of total capital asset additions due to the fact that the majority of the capital asset purchases are related to the Home Services and Solar divisions. Both the Home Services and Solar divisions are capital intensive and are in growth phases so no assets are at end of life or close to end of life. The Home Services division capital assets relates to the purchase of water heaters, air conditioners and furnaces which are installed in customer homes under long-term rental contracts. The Solar division installs solar equipment on homes and businesses under long-term rental contracts as well.

The following table summarizes the calculation of maintenance capital expenditures:

	Fiscal 2013	Fiscal 2012
Total property, plant & equipment additions	$114,813	$74,579
Less: home services division equipment additions	(46,784)	(35,738)
Less: solar division equipment additions	(63,616)	(36,037)
Add: maintenance portion of contract initiation cost additions	2,504	2,810

Maintenance capital expenditures	$6,917	$5,614

The capital additions related to the Home Services and Solar divisions are excluded as the purchases are related to equipment that will be used to generate future embedded gross margin. The portion of the contract initiation costs included in maintenance capital expenditures are calculated using the same methodology as the selling and marketing expenses to add gross margin described above.

4.	Please help us understand how adjusted EBITDA, Base EBITDA, Embedded Gross Margin and Funds from Operations for continuing operations are acceptable non-GAAP measures under CSA Staff Notice 52-306. Please be detailed in your analysis.

Management believes that non-GAAP financial measures are useful in providing analysis of the results of Just Energy’s financial operations. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts for its gas and electricity customers. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base and Adjusted EBITDA calculations.

In presenting non-GAAP financial measures, management believes that it has complied with the recommendations under CSA Staff Notice 52-306. Management has defined such measures under Key Terms on page 2, stating that “All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.” Within each definition, management provides explanation of how the measure was calculated and why having a non-GAAP measure provides valuable disclosure. Management has also provided a clear quantitative reconciliation to the most directly comparable measure calculated in accordance with IFRS for Adjusted EBITDA and Base EBITDA (Page 9) and Funds from Operations for continuing operations (Page 12). For Adjusted and Base EBITDA, a reconciliation is provided to profit (loss) from continuing operations while Funds from Continuing Operations is reconciled to Cash inflow from continuing operations, providing equal or greater prominence to the GAAP measure. Due to the fact that embedded gross margin is management’s best estimate of future gross margin, there are no comparable measures under GAAP for which to reconcile the financial results. Management has used consistent assumptions in preparing the non-GAAP financial measure for the current and comparable periods.

Adjusted EBITDA and Base EBITDA

Management believes that EBITDA is a useful measure to provide a detailed analysis of Just Energy’s operational performance. Base EBITDA provides a further adjustment of earnings less interest, tax, depreciation and amortization in that it also removes the amount related to the change in fair value of derivative instruments, which represents non-cash gains (losses) primarily related to the energy marketing supply contracts. Adjusted EBITDA includes two further adjustments that management believes provides an additional view and understanding of the results of our business; 1) the removal of selling and marketing expenses to add gross margin as management believes that these expenses generate future earnings due to the upfront nature of the expenses as well as the timing lag of 2-9 months from when a customer signs and revenue is generated from that customer. Management believes it is useful for readers to be able to view what the results would be if the company was not generating additional future embedded gross margin, and 2) deduct maintenance capital expenditures as although the costs meet the definition of capital, and therefore are excluded from earnings, management believes that this adjustment represents a use of cash to support the existing operations. Although management believes Adjusted EBITDA is a useful measure, to simply non-GAAP measure discussions for readers of the MD&A in the future, the focus will be on Base EBITDA.

Embedded gross margin

Embedded gross margin is a calculation of management’s best estimate of future gross margin associated with Just Energy’s current customer base. Management believes that this is a meaningful figure to provide within its Management’s Discussion and Analysis due to the significant upfront costs associated with expanding its customer base. For the gas and electricity segments, the majority of the commissions associated with the new customer contracts signed are paid up front. For the home services and solar segments, significant capital expenditures are required with each customer contract signed/project completed. By providing the Embedded gross margin, management is able to communicate the intrinsic value generated as a result of the cash outflows within the reporting period.

Funds from Operations for continuing operations

Management believes Funds from Operations is a useful measure in providing analysis of the cash generated from Just Energy’s operations. This measure is then used as a comparison to the amount of dividends declared and paid to shareholders during a comparable period and provide a payout ratio calculated by dividends paid divided by the funds from operations.

2013 Compared with 2012, page 13

5.	Please revise your discussion of results of operations to provide more insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. Please address the following items:

•	When you identify more than one reason for an increase or decrease in the components of net income, please quantify, to the extent possible, the effect of each different reason.

•

When you identify intermediate causes of changes in your statement of operations line items, such as the increase in customer base, please provide your readers with insight into the underlying drivers of those changes.

•

To the extent that the financial statements disclose material increases in revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, increases in the volume or amount of goods sold, acquisitions, or the introduction of new products or services.

With respect to the increase or decrease in the components of net income, detail is provided under various headings throughout the Management’s Discussion and Analysis. For changes in gross margin, explanations are provided under “Energy Marketing” on page 19 outlining detailed increases/decreases for the gas and electricity marketing segments. Each section also includes the change in the gross margin per RCE (Residential Customer Equivalent), which represents Just Energy’s average margin per customer. The details relating to the change in gross margin for the home services and other segments are provided on pages 23 and 24, respectively. Increases/decreases in administrative, selling and marketing, bad debt expense, income taxes and financing costs are outlined on pages 25-27. The increases and decreases in customer base are outlined under the heading “Long-term energy aggregation” on page 21. The detail outlines where the customer base increased as a result of the strong marketing efforts. The increase in installed units for the Home Services division is outlined on page 23.

Notwithstanding the foregoing, management will ensure that annual comparisons include greater detail in all future filings. Below is the additional detail for fiscal 2013 referenced above that will be included going forward:

Sales increased by 9% to $2.9 billion in fiscal 2013, compared with $2.7 billion in the prior fiscal year. The sales increase is a result of the 9% increase in the Energy Marketing customer base as well as the 42% increase in the installed units for the Home Services division. The increase in the Energy Marketing customer base is a result of the record customer additions for both the consumer and commercial divisions, particularly in the US electricity markets where the customer base increased 24% year over year. The Home Services division experienced strong customer additions with 43,000 units installed during fiscal 2013 as well as 26,000 additional units purchased through an acquisition from morEnergy Services Inc.

For the year ended March 31, 2013, gross margin increased by 5% to $525.9 million from $499.7 million reported in fiscal 2012. Gross margin related to energy marketing increased 2% year over year lower than the 9% increase in customer base as a result of the increase in the percentage of commercial customers as well as the continuing impact from the fiscal 2012 warm winter as the under-consumed gas was sold at low margins during the first and second quarters of fiscal 2013. Gross margin from Home Services increased by 50% in fiscal 2013 due to a 42% increase in the number of installed units and contractual price increases.

During fiscal 2013, Just Energy had continued success with the marketing of its variable-priced commodity products as well as its water heater, furnace and air conditioner rental business. The overall customer base for these divisions increased by 10% year over year. The average gross margin per customer in Canada decreased to $132 per RCE from $178 per RCE year over year due to the impact of the financial reconciliations in the gas markets. The compression of gross margin on commercial product offerings due to additional capacity costs in the northeastern states decreased the U.S electricity gross margin per customer to $100 per RCE in fiscal 2013 versus $132 per RCE realized in fiscal 2012.

Profit from continuing operations for fiscal 2013 amounted to $601.7 million, compared with a loss of $128.5 million in fiscal 2012. The change in profit from continuing operations is attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a gain of $719.6 million in fiscal 2013, versus a loss of $96.2 million in fiscal 2012. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Excluding the year over year impact of the change in fair value of the derivative instruments, Just Energy’s loss from continuing operations was $190.0 million in fiscal 2013, compared with $30.4 million in fiscal 2012. The change year over year is a result of an increase in administrative, financing and selling and marketing expenses of $25.7 million, $20.7 million and $30.7 million, respectively. The increase in expenses is a result of the expansion into ten new markets in fiscal 2013 as well as additional financing using NHS and HES financing and the issuance of a $105 million senior unsecured note. In addition, the provision for income tax increased by $48.9 million primarily due to the deferred tax impact of $73 million for the change in fair value of the derivative instruments. Offsetting the higher expenses was an increase of $26.2 million in gross margin reflecting the 10% increase in customer base and a decrease in other operating expenses (particularly amortization).

Gas, page 19

Canada, page 19

6.	We note your statement that the decline in realized GM/RCE is almost entirely attributable to financial reconciliations in the first half of fiscal 2013 to offset under consumption in the warm winter of fiscal 2012. Please explain this statement to us in more detail with a view toward whether “financial reconciliations” affect the appropriate timing of the recognition of the impacts of the underlying physical flow of gas.

Financial reconciliation refers to the dollar settlement with the local distribution companies at the expiry of a customer pool in a delivery based gas market. In delivery based gas markets (Michigan and all Canadian gas markets excluding Alberta), Just Energy is obligated to deliver/flow a flat amount of gas on behalf of our customers to the utility each month such that inventory levels are built up during the lower consumption months and drawn down during the higher consumption months. Customers in these markets are grouped into pools; each pool has its own delivery requirements and annual expiration date.

A financial reconciliation occurs based on the differences between estimated and actual consumptions and estimated and actual billing rates. All information pertaining to the financial reconciliation is provided by the local distribution company on an annual basis at the time of the reconciliation for each pool. Therefore, we record revenue based on obligated deliveries and then update when the financial reconciliation data is received from the local distribution companies.

Just Green, page 21

7.	We note your statements that Grant Thornton LLP conducted a review of your Renewable Energy and Carbon Offsets Sales and Purchases Report validating the match of your renewable energy and carbon offset purchases against customer contracts. Please tell us whether any report was issued by Grant Thornton and whether such report could be considered a third party expert report or opinion and whether you intended to make reference to such opinion or report by your reference to Grant Thornton. To the extent these statements have been incorporated by reference into registration statements on Forms F-3 and F-10, you should consider whether a consent to the use of Grant Thornton’s report is necessary. Alternatively, you could elect to not make reference to Grant Thornton. Also refer to General Instruction D.9 to Form 40-F.

A consent from Grant Thornton will be filed on Form 40-F/A.

Critical Accounting Policies, page 33

8.	Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill for impairment or determining the fair value of your derivative financial instruments would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Upon further review of our current disclosures we have identified the following disclosures that we will include in the next Management’s Discussion and Analysis filed and changed each period as new facts, risks and estimates arise. Below please find these additional amounts and references to current disclosures that exist and we believe met the standard:

Impairment of non-financial assets

The current disclosure will be expanded to state:

Just Energy performed its annual impairment test as at March 31, 2013. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2013, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value in use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by the senior management. The calculation of the value in use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions and attrition and renewals;
•	Selling costs;
•	Discount rates, and;
•	Growth rates used to extrapolate cash flows beyond the budget period

Customer consumption is forecasted using normalized historical correlation between weather and customer consumption and weather projections. Just Energy uses weather derivatives to mitigate the risk that weather will deviate from expectations. An average customer consumption growth rate of 9% was used in the projections. An isolated 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 9% average increase in the overall customer base was used in the projections. An isolated 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling costs fluctuate with customer additions, renewals and attrition. Selling costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 9% was applied to selling costs in the projections. An isolated 5% increase annually in selling costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 9%. An isolated 5% increase in the WACC would not have an impact on the results of the impairment test.

Financial projections used in the budget period which covers years 1, 2 and 3 have been approved by the Executive Committee. The results in years 4 and 5 are based on year 3 results adjusted for inflation. An isolated 5% decrease in the growth rates used to extrapolate cash flows beyond the budget period would not have an impact on the results of the impairment test.

The grow margin included in the financial projections is based on “normal” weather. Management has estimated “normal” weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from “normal” and can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million, both positively and negatively, on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets respectively). In addition, the expected performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market their products in the jurisdictions with which we operate. Any changes in legislation would only impact the respective jurisdiction. These two items are out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

Deferred taxes

In accordance with IFRS, we use the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which we operate. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the Consolidated Statements of Financial Position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given if any reversal will occur or the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations, and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Differing assessments and applications than our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $24.9 million (2012 – $78.4 million) have been recorded on the Consolidated Statements of Financial Position as at March 31, 2013. These assets primarily relate to mark to market losses on our derivative financial instruments. We believe there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist. When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. Just Energy’s Solar division creates additional tax benefits that will allow the Company to have lower taxable income in the U.S. in future periods. At the end of the fiscal year, a valuation allowance of $24.6 million was taken against the Company’s deferred tax assets in the U.S. If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $31.3 million (2012 – $6.1 million) have been recorded on the Consolidated Statements of Financial Position as at March 31, 2013. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

Useful life of key property, plant and equipment and intangible assets

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of PP&E and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

In 2013, depreciation and amortization expense per the Consolidated Statements of Cash Flows was $119 million (2012 – $133 million), and $53 million (2012 – $113 million) was included in the change in fair value of derivative financial instruments.

Fair Value of Financial Instruments

Changes in the commodity price are the single most impactful variable for changes the fair value of derivative financial instruments.

The Company’s financial instruments are valued based on the following fair value hierarchy:

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, and trade and other payables under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NY MEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NY MEX), ii) Basis and iii) Foreign exchange. NY MEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the severity of weather from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2013 would have increased (decreased) by $209,580 ($207,468) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2013 would have increased (decreased) by $192,791 ($190,867) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Receivables and allowance for doubtful accounts

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan and Georgia and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Controls and Procedures, page 44

Disclosure controls and procedures, page 44

9.	We note that your “disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.” Please note that if you choose to define disclosure controls and procedures that you should do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934. Alternatively, you are not required to define disclosure controls and procedures in your disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures. In future filings, please revise your disclosure to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state, if true, that such officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Refer to General Instruction 6(b) of Form 40-F.

In the Form 40-F wrapper that accompanied the Management’s Discussion and Analysis, the Company included the following disclosure under “Item A – Disclosure Controls and Procedures”:

“Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant’s management as appropriate to allow timely decisions regarding required disclosure.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of March 31, 2013 and have determined that such disclosure controls and procedures were effective as of March 31, 2013. See “Management’s Discussion and Analysis – Controls and Procedures,” included in Exhibit 1.2 to this Annual Report.”

While the Management’s Discussion and Analysis was prepared in accordance with Canadian disclosure requirements as permitted by the Canada/U.S. Multijurisdictional Disclosure System, in future filings, the Company will include in its management’s discussion and analysis a definition of disclosure controls and procedures that comports with both Canadian disclosure requirements as well as Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Exhibit 1.3

Note 3. Significant Accounting Policies, page 7

(w) Selling and marketing expenses and contract initiation costs, page 17

10.	We note that you capitalize contract initiation costs and amortize them into selling and marketing expenses over the term for which the associated revenue is earned. Please explain to us the accounting guidance in IFRS upon which your accounting is based and how you determined that these costs meet the criteria to be recognized as an intangible asset.

Included in contract initiation costs are commissions related to our Commercial division and our Home Services division, the balances as at March 31, 2013 are as follows:

Commercial	$11,882
Home services division	46,564

Total	$58,446

Commercial

Only upfront commissions paid to brokers are capitalized and amortized. Commissions are also paid to brokers based on the consumption by the underlying customer; these are expensed as they become due. Upfront commissions paid to brokers are amortized to match the commission expense with the gross margin from the underlying customer. These upfront payments can be clawed back or applied to other contracts if there is any customer attrition based on the specified terms of the agreement/contract between Hudson and the brokers that receive upfront commission payments.

IFRS states in Chapter 4 paragraph 4.4, ‘The elements directly related to the measurement of financial position are assets, liabilities and equity. An asset is a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.’ Paragraph 4.38 provides further guidance and states, ‘An item that meets the definition of an element should be recognised if:

(a)   it is probable that any future economic benefit associated with the item will flow to or from the entity; and

(b)   the item has a cost or value that can be measured with reliability.

Applying the above guidance to the broker commissions results in the payments being capitalized because the future economic benefit that is expected is the gross margin from the underlying customer or the prepayment being refunded/applied to another obligation to the broker. The fact that the commission is paid in cash, the value is measured reliably.

Typically the capitalized commissions are payments that represent commissions for a period greater than 1 year. Approximately one-third of broker commissions are capitalized as contract initiation costs.

Home Services Division

Commissions paid in this division are a result of independent contractors negotiating and arranging customer contracts to rent water heaters and other HVAC equipment. Commissions are capitalized to contract initiation costs and amortized over the life of the underlying rental agreement.

The rental agreements signed by our Home Services division are accounted for as operating leases. IAS 17.52 states that ‘initial direct costs incurred by lessors in negotiating and arranging an operating lease shall be added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.’ Indirect costs are defined in IAS 17.38 ‘as commissions, legal fees and internal costs that are incremental and directly attributable to negotiating and arranging a lease.’ The guidance outlined above shows that IFRS requires commissions relating to arranging operating leases to be capitalized however, our accounting policy has been to capitalize these costs to contract initiation costs instead of the underlying rental asset.

The commission portion of the direct costs relating to our operating leases has been excluded from the asset and included as a contract initiation cost because the users to our financial statements are interested in determining, tracking and forecasting the costs incurred to acquire customers for all of our segments. This treatment provides more detail to our users and does not have any impact on the net income of the Company. The costs are amortized over the life of the underlying contract which is consistent with the IAS.17. In addition, the classification on the balance sheet is currently as a non-current asset and if these costs were capitalized to property, plant and equipment the classification would also be as a non-current asset. Therefore, there is not a classification misstatement on the balance sheet. Going forward our significant accounting policy for property, plant and equipment will state that commissions for arranging a lease are treated as contract initiation costs.

Note 14. Shareholders’ Capital, page 43

11.	Please revise future filings to include the number of shares authorized, par value per share or that shares have no par value, and the rights, preferences and restrictions attaching to that class including restrictions on the distribution of dividends and the repayment of capital. Refer to paragraph 79 of IAS 1.

Future filings will be revised accordingly.

Note 15. Share-based Compensation Plans, page 44

12.	Please disclose or tell us where you have disclosed the following information:

•

For your restricted share grants and deferred share grants granted during the period, the number and weighted average fair value of those equity instruments at the measurement date, and information on how that fair value was measured. Refer to paragraph 47b of IFRS 2.

•

Information that enables users of the financial statements to understand the effect of share-based payment transactions on the entity’s profit or loss for the period and on its financial position. Refer to paragraph 50 of IFRS 2.

Included in Note 15 (b) and (c) of Just Energy’s consolidated financial statements are charts that show the activity related to Restricted Share Grants (“RSGs”) and Director Share Grants (“DSGs”). These charts disclose that 763,664 RSGs and 29,632 DSGs were granted during the fiscal period. Note 3 (r) discloses our accounting policy for stock-based compensation. The RSGs and DSGs are valued on their grant date based on the market price of the underlying shares they can be exchanged for.

On a go forward basis we will include the weighted average grant date fair value for these equity instruments. For the recent fiscal year the weighted average grant date value of the RSGs and DSGS were $12.32 and $9.07 respectively.

Included in Note 19 of the consolidated financial statements is the amount of expense recognized during the year for stock based compensation.

Note 22. Earnings (Loss) Per Share, page 61

13.	Please revise to provide the basic and diluted earnings per share for the discontinued operation. Refer to paragraph 68 of IAS 33.

IAS 33, ‘Earnings per share’ paragraph 68 states ‘An entity that reports a discontinued operation shall disclose the basic and diluted amounts per share for the discontinued operation either in the statement of comprehensive income or in the notes.’ Accordingly, information relating to the basic and diluted earnings per share on a discontinued basis is included in Note 10 of the consolidated financial statements.

* * *

In connection with this response letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 905.795.4206 or bsummers@justenergy.com with any questions or comments.

Sincerely,

/s/ Beth Summers

Beth Summers
Chief Financial Officer